UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-31949
CUSIP NUMBER 46185W109

(Check One):       ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:      March 31, 2010

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: _______________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates _______________________

PART I - REGISTRANT INFORMATION

INX Inc.

Full Name of Registrant

Former Name If Applicable

11757 Katy Freeway

Address of Principal Executive Office (Street and Number)

Houston, Texas 77079

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

During the process of closing its books for 2009, the Company identified errors in the application of EITF 00-21, including the identification of and accounting for deliverables under multi-element arrangements, including the treatment of individual product items as separate deliverables under multi-element arrangements, and the Company's application of the residual method of revenue recognition for such multi-element arrangements.  The Company is in the process of evaluating and quantifying the effect of these errors on the timing of revenue recognized in its current and previously issued financial statements and on its evaluation of internal control over financial reporting and disclosure controls and procedures.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Brian Fontana	(713) 795-2303
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes     ☒ No

The Company’s Annual Report on Form 10-K for the year ended December 31, 2009, has not been filed. Such Annual Report will be filed as soon as practicable following completion of the Company’s review.

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes     ☐ No1

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INX Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2010	By:	/s/ Brian Fontana
Name: Brian Fontana
Title: Chief Financial Officer

1 Because of the review discussed in Part III above, the Company has not checked either box in Part IV subsection 3, as it is not possible at this time for the Company to determine whether any significant change in the results of operations from its quarter ended March 31, 2009 to its quarter ended March 31, 2010, will be reflected in the statements of operations to be included in the Quarterly Report on Form 10-Q for the period ended March 31, 2010.